Exhibit 99.3

BRENMILLER ENERGY LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer of Brenmiller Energy Ltd. (the “Company”) and Chairman of the Board of Directors of the Company, Mr. Ofir Zimmerman, Chief Financial Officer of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, par value NIS 0.02 per share, of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held November 13, 2023, at 4:00 p.m. Israel time, at the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter.

(Continued and to be signed on the reverse side)

BRENMILLER ENERGY LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: November 13, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To increase the Company’s authorized share capital and to cancel the nominal value of the Company’s Ordinary Shares and to amend the Current AOA to reflect the same.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

2.      To approve the Reverse Split and to amend the Current AOA to reflect the same.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

3.      To approve the New AOA.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.